Quiver Spirits, LLC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	Quiver Spirits, LLC
Doing Business As	Quiver Spirits
Co-Issuer	Quiver Spirits SPV LLC
Offering Amount	$60,000.00 – $124,000.00
Security Type	Simple Agreement for Future Equity
Post-Money Valuation Cap	$6,124,000
Discount Rate	80%

COMPANY OVERVIEW

Quiver Spirits LLC, located in East Hartford, CT, specializes in the production of high-quality heritage spirits that celebrate tradition with a modern twist. They focus on crafting unique spirits that highlight natural ingredients and age-old recipes, resonating with customers seeking an authentic and premium experience. Quiver Spirits primarily caters to craft spirit enthusiasts and discerning consumers in both on-premise and off-premise markets across multiple states. These customers choose Quiver for the exceptional quality, heritage, and distinctive flavors that only a heritage spirit can offer.

Company History
Quiver Spirits LLC was established in 2022 by brothers Ed and Tomas Nenortas, inspired by family recipes passed down for generations. Motivated to create premium, heritage spirits with natural ingredients, they set out to bring a unique experience to the spirits market. Since inception, Quiver Spirits has produced 30,000 finished bottles of their flagship product, Quiver Spiced Honey Spirit, and successfully sold over 11,000 bottles to customers in seven states. Their commitment to quality and craftsmanship has quickly established them as a recognizable brand in the heritage spirits industry.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

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- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Edmund Nenortas	Limited Liability Company	60.27%
Minority Ownership	Limited Liability Company	39.73%

The above is the only ownership outstanding for the company. The ownership interests of a(n) CT Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Edmund Nenortas
Title: President
Work History: Ed Nenortas, a seasoned professional with 30 years of sales experience, co-founded Quiver Spirits LLC with his brother, Tomas. Known for his consistent track record of exceeding sales goals, Ed brings his passion for the heritage spirits industry and his expertise in business strategy to the company. His dedication to quality and tradition is evident in every bottle of Quiver Spirits, as he aims to honor his family's legacy while offering customers a premium experience.
Biography: Ed Nenortas, a seasoned professional with 30 years of sales experience, co-founded Quiver Spirits LLC with his brother, Tomas. Known for his consistent track record of exceeding sales goals, Ed brings his passion for the heritage spirits industry and his expertise in business strategy to the company. His dedication to quality and tradition is evident in every bottle of Quiver Spirits, as he aims to honor his family's legacy while offering customers a premium experience.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

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ANTICIPATED BUSINESS PLAN

The planned purchases will enhance Quiver Spirits LLC's growth potential by introducing a new product, the Quince Fruit Spirit, which will add variety to their offerings and appeal to a broader customer base. The significant marketing investment will help increase brand recognition in current and new markets, driving sales and attracting new distributors. Allocating funds to operational expenses will ensure the business runs smoothly as it scales up production and meets rising demand, setting the stage for sustained growth and profitability.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Advertising, Marketing and Sales	$60,000.00
Spirits production	$30,000.00
Operations	$34,000.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a SAFE is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

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This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your SAFE will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a SAFE, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a SAFE) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your SAFE.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

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The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a SAFE. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

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Inability To Sell Your SAFE
The law prohibits you from selling your SAFE (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your SAFE for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the SAFEs, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the SAFE Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the SAFEs.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

● You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

● You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

● The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

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<u>No Registration Under Securities Laws</u>
The SAFEs will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the SAFEs are subject to the same degree of regulation and scrutiny as if they were registered.

<u>Incomplete Offering Information</u>
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

<u>Lack Of Ongoing Information</u>
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

<u>The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges</u>
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

<u>Cost of Enforcement</u>
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

<u>Other Lenders Could Have Superior Rights</u>
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the SAFE. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the SAFE has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the SAFE, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$124,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,940.00
Less: Admin Fee**	-$1,000.00	-$1,000.00
Net Proceeds	$54,300.00	$114,060.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001+ = 6.0%.
** Admin fee to establish Special Purpose Vehicle.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Quiver Spirits, LLC and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Quiver Spirits, LLC ("SAFE Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business

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days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are Simple Agreements for Future Equity, which we refer to as "SAFE." The security agreement is governed by a separate document called a SAFE Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the SAFE Agreement. However, this is only a summary. Before investing, you should read the SAFE Agreement in their entirety.

- The principal amount of your SAFE will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your SAFE Agreement, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your SAFE, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your SAFE, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on

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the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The SAFE offered does not have any voting rights.

- The Terms of the SAFE being offered may not be modified or amended.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the SAFE Agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

SAFEs are the option for future equity as opposed to existing equity shares in the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors SAFE agreements. They could also issue other classes of securities with rights superior to those of investors holding SAFE Agreements.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the SAFE is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

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6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued value.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

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FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Circle Funding	$ 33,867	16%	10/31/2024	$3,000.00
Total Balance	$33,867.00			$9,000.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	3,006	13,037	25,201
Accounts Receivable	-	-	-
Fixed Assets	904	904	904
Other Assets	204,134	338,348	338,448
TOTAL ASSETS	**208,044**	**352,290**	**364,553**
LIABILITIES & EQUITY			
Accounts Payable	-	-	-
ST-Debt Payable	195	-	-
LT-Debt Payable	-	107,436	27,604
TOTAL LIABILITIES	**195**	**107,436**	**27,604**
Retained Earnings	(493,555)	(860,750)	(1,067,487)
Net Income	(367,195)	(206,736)	(78,141)
TOTAL OWNER'S EQUITY	**207,850**	**244,854**	**336,949**
TOTAL LIABILITIES & EQUITY	**208,044**	**352,290**	**364,553**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	24,746	147,644	35,133
Cost of Goods Sold	199,809	54,930	9,998
GROSS PROFIT	**(175,063)**	**92,715**	**25,135**
Operating Expenses	206,801	303,763	102,936
NET INCOME	**(367,195)**	**(206,736)**	**(78,141)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(367,195)	(206,736)	(78,141)
CASH FLOW ACTIVITIES			
Net Cash from Operations	(160,004)	(35,305)	26,321
Net Cash from Investing	(904)	-	-
Net Cash from Financing	575,045	351,177	90,404
NET INCREASE (DECREASE) IN CASH	46,941	109,135	38,585

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* - Through 9/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	**Most Recent Year End**
Total Assets	208,044	352,290
Cash & Equivalents	3,006	13,037
Accounts Receivable	-	-
Short-Term Debt	195	-
Long-Term Debt	-	107,436
Revenue	24,746	147,644
Cost of Goods Sold	199,809	54,930
Taxes Paid	-	-
Net Income	(367,195)	(206,736)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 i) in connection with the purchase or sale of any security;

 ii) involving the making of any false filing with the SEC;

 iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time

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of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)   in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i) at the time of the filing of this offering statement bars the person from:

        a)   association with an entity regulated by such commission, authority, agency or officer;

        b)   engaging in the business of securities, insurance or banking;

        c)   engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five

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years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

QUIVER SPIRITS, LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment (the "**Investor**") of up to $124,000 (the "**Purchase Amount**") on or about November 4, 2024, Quiver Spirits, LLC, a Delaware limited liability company (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $6,124,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

Certain provisions of this Safe assume that the Company, in connection with an Equity Financing, will convert from a limited liability company into a corporation. In the event that the Company does not convert from a limited liability company into a corporation in connection with an Equity Financing, the Company shall provide Investor with the economic and control interests, which may take the form of membership interests in the Company, as are substantially similar to the economic and control interests in the Company that Investor would be entitled to hereunder if the Company had converted into a corporation in connection with such Equity Financing, in such form and substance as the Company may reasonably determine.

1. Events

(a)   **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock multiplied by the Discount Price; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

 In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

    (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory SAFEs (to the extent such convertible promissory SAFEs are not actually or notionally converted into Capital Stock);

    (ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

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"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory SAFEs and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving CashOut Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

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"**Liquidity Price**" means the lower of (a) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization and (b) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. Company Representations

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of its state of formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of formation or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

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(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "PostMoney Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a

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Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/ or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

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EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Edmund Nenortas

_____

Edmund Nenortas

Quiver Spirits, LLC

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EXHIBIT B – SPV AGREEMENT

Quiver Spirits SPV LLC (THE "SPV"),

Subscription Agreement

Quiver Spirits SPV LLC (the "SPV"), is a special purpose vehicle that will invest all of its assets in securities issued by Quiver Spirits LLC (the "Company"). By making an investment in the SPV through the digital platform at www.HoneycombCredit.com (the "Platform"), I understand and agree to the representations set forth below.
I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined in this Subscription Agreement) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

3. The Company's Subscription Agreement, which includes the terms of the Company securities to be purchased by the SPV, attached hereto as Appendix A.

4. The organizational documents for the Company (the "**Company Organizational Documents**") attached hereto as Appendix B.

5. The Operating Agreement for the SPV (the "**SPV Operating Agreement**"**),** which sets forth certain specific terms of the SPV, attached hereto as Appendix C.

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Honeycomb Investor Agreement; and

8. The Honeycomb Terms of Service.

1. **By making an investment in the SPV through the Platform, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.**

SUBSCRIPTION AGREEMENT

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I.Scope of the Agreement

2. This Subscription Agreement ("**Agreement**") applies to each investment in Quiver Spirits SPV LLC (the "**SPV**"). The SPV shall invest all of its assets in securities issued by **Quiver Spirits LLC}** (the "**Company**") pursuant to the offering (the "**Offering**") that is exempt from registration under the Securities Act of 1933 (the "**Act**") pursuant to section 4(a)(6) thereof (the "**Crowdfunding Exemption**"). The terms of the Company securities to be purchased by the SPV are summarized in the Company's Subscription Agreement attached hereto as Appendix A.

2. The SPV is formed by or on behalf of the Company as a crowdfunding vehicle within the meaning of and in compliance with 17 C.F.R. § 270.3a-9 and in accordance with the terms of the Operating Agreement for the SPV (the "**SPV Operating Agreement**"). A copy of the SPV Operating Agreement is attached hereto as Appendix C.

3. Important information about the Company, the SPV, and more generally about investments through the Platform, is available on the Platform. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in the SPV.

4. The SPV will offer membership interests **("Interests")** in that SPV pursuant to Regulation Crowdfunding under the Act.

5. You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

II. **Definitions**. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

2. "**Company Information**" means:

1. The information on the Honeycomb Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined herein) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

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3.   The Company's Subscription Agreement;

4.   The Company Organizational Documents;

5.   The SPV Operating Agreement; and

6.   This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV.

3.   "**Honeycomb Parties**" or "**Honeycomb Party**" means Honeycomb Credit, Inc., Honeycomb Portal, LLC, Honeycomb SMB, LLC, or Honeycomb SPV, LLC, and any of their respective affiliates, directors, managers, officers, shareholders, members, employees, agents, or representatives.

III.   INVESTOR'S REPRESENTATIONS AND COVENANTS

1.   Investor's Review of Information and Investment Decision

1.   The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

2.   The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Platform, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the Honeycomb Parties, the SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV, if any, (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

3.   The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on Honeycomb.com.

4.   The Investor understands and agrees that no Honeycomb Party shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Platform, and materials distributed to the Investor by the SPV on behalf of a Company.

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5.   The Investor represents and agrees that no Honeycomb Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

6.   Investor understands that no Honeycomb Party is an adviser to Investor, and that Investor is not an advisory or other client of any Honeycomb Party.

7.   The Investor is not relying on any Honeycomb Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

8.   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2.   Investor's Representations Related To Investment in a SPV.

1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.   The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

3.   The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

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4.   Each Investor hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC to act as the initial administrator for such Investor and to execute and deliver or accept on behalf of each of the Investor any documents necessary to give effect to the transactions contemplated by this Agreement. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and the SPV Operating Agreement, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. Administrator agrees to act as the Administrator on behalf of the Investors to the extent provided in the SPV Operating Agreement.

5.   Pursuant to the requirements of Treas. Reg.§ 301.6109-l(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3.   The Administrator Has The Right To Reject Any Subscription, In Whole Or In Part.

1. The Investor understands that the value of all investments in any SPV made through individual retirement accounts **("IRAs")** must be less than 25% of the value of the SPV's assets.

2.   If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

a.   The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

b. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

c. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

d. The Plan's purchase and holding of an Interest will not constitute a non exempt transaction prohibited under

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ERISA, Section 4975 of the Internal Revenue Code, or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. No Honeycomb Party nor any of their affiliates, agents, or employees:

i. exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest,

ii. renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or

iii. is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

e. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

f. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Internal Revenue Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.   The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4.   The Correctness And Accuracy Of All Information Provided By Investor To The Company Or The SPV.

1. The Investor confirms that all information and documentation provided to the Company, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Honeycomb Parties of such changes via the Platform. The Investor agrees and covenants that they or it will maintain accurate and up-todate contact information (including email and mailing address) on the Platform and will promptly update such information in the event it changes or is no longer accurate.

2.   The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the Company, the SPV, and any Administrator in determining compliance with applicable laws, and shall survive the Investor's admission as a Member of the SPV.

3.   All information that the Investor has provided to the Company, the SPV, and any

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Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5.   **The Honeycomb Parties' Right To Use Investor Information.**

1. The Investor agrees and consents to the Honeycomb Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a.   to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b.   for any other specific purposes where the Investor has given specific consent to do so;

    c.   to carry out statistical analysis, market research, and tracking of investment performance over time;

    d.   to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e.   for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f.   if the contents thereof are relevant to any issue in any action, suit or proceeding to which the Company, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g.   for other legitimate business of the Company, the SPV, any Administrator, or any Lead Investor.

2.   The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

3.   The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the

generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

4.   The Investor authorizes the Company, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6.   **Key Risk Factors**

1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

2.   The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a **"Liquidation Event").** An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

3.   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

4.   The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

5.   The Investor understands and agrees that the SPV was formed by and is operated by Honeycomb SPV, LLC on behalf of the Company as a crowdfunding vehicle consistent with and pursuant to the terms and conditions set forth in 17 C.F.R. § 270.3a-9.

6.   The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in

securities issued by that Company (including through a SPV), and that the Honeycomb Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

7.   The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through the Platform. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Honeycomb Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Honeycomb Party gives any warranties in relation to these matters.

8.   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she, they, or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

9.   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7.   **Compliance With Anti-Money Laundering Laws.**

1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate
U.S. Federal or State laws or any laws and regulations of other countries.

2.   The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

3.   The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political

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figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

4.   To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

5.   The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

6.   The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.   The Investor agrees that, upon the request of the SPV or any Administrator, it will provide such information as the SPV or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor.

8.   Regulatory Provisions

1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

2.   The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

3.   The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the **"Code"**) or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be

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inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

4.   The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9.   Additional Investor Representations and Coveants

1.   Indemnification

a.   The Investor agrees to indemnify and hold harmless the Company, SPV and any Administrator, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

b.   The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

c.   The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the SPV Operating Agreement, and Regulation Crowdfunding.

d.   If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of

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such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

    e.   The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

2.   **Counsel.** The Investor understands (a) that legal counsel to the Honeycomb Parties is not legal counsel to the SPV or any Investor by virtue of its investment in the SPV, (b) that no independent counsel has been retained by any Honeycomb Party or the Company to represent the SPV or Investors in the SPV; (c) that no Honeycomb Party, including its counsel, has independently verified any factual assertions made in the Company Information or on the Platform; and (d) that no Honeycomb Party, including its counsel, is responsible for the SPV's compliance with its investment program or applicable law.

3.   **Power of Attorney.** The Investor hereby appoints each of the Company and Honeycomb SPV, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

a.   the organizational documents to form the SPV under the laws of the State where the Company is organized, as well as any required amendments;

    b.   the SPV Operating Agreement and any duly adopted amendments;

    c.   any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV; and

    d.   any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV, and any Administrator taken in good faith under this power of attorney.

4.   **Confidentiality.**

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a.   The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the **"Confidential Information")** that the Investor may receive pursuant to or in accordance with the use of the Platform, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or any Administrator (the **"Affected Parties"**).

b. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, **"Advisers"),** except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

c. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

d. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this section, and that monetary damages would not be sufficient to compensate or make whole the SPV and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

IV.   MISCELLANEOUS PROVISIONS

1. **Amendments.** Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Company on behalf of the SPV and the Investors holding at least a majority of the then outstanding amount of Interests in the SPV.

2.   **Assignability and Transferability.** This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and the Administrator, including the number of Interests that Investor desires to transfer, the proposed price, the name and

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contact information of the proposed buyer, and any other information that the Company or the Administrator may reasonably request. To the extent possible, such notice shall be provided through the Platform. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or the Administrator, in their discretion. Investor further acknowledges that pursuant to the SPV Operating Agreement, the Administrator, may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

3. **Repurchase.** In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Administrator.

4. **Governing Law;** Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Commonwealth of Pennsylvania. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the SPV Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the Commonwealth of Pennsylvania located in Allegheny County or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Western District of Pennsylvania; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the Commonwealth of Pennsylvania located in Allegheny County or in the courts of the United States located in the Western District of Pennsylvania and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

5. **Severability.** If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable**.**

6. **Headings.** The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

7. **General.** This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

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EXHIBIT C – SPV OPERATING AGREEMENT

OPERATING AGREEMENT
of
Quiver Spirits SPV LLC

(A Pennsylvania limited liability company)

This Operating Agreement of **Quiver Spirits SPV LLC** (the "**SPV**"), effective as of the formation of the SPV, and as amended from time to time, shall be binding on any Person who at the time is a Member, regardless of whether or not the Person has executed this Agreement or any amendment hereto.

RECITALS

The SPV has been formed as a crowdfunding vehicle pursuant to 17 C.F.R. § 270.3a-9 of the Investment Company Act of 1940 on behalf of [*INSERT ISSUER NAME*] (the "**Issuer**") and is organized under the laws of the State in which the Issuer is organized.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members, the SPV, and the Issuer agree as follows:

ARTICLE I—DEFINITIONS

1.01.   Definitions. In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"**Act**" means the statutory authority and under which the SPV is organized, and any successor statute, as amended from time to time.

"**Agreement.**" This Operating Agreement, as amended, modified, supplemented, or restated from time to time.

"**Code.**" The Internal Revenue Code of 1986, as amended.

"**Issuer Organizational Documents**" means the organizational documents for the Issuer as amended, modified, supplemented, or restated from time to time.

"**Member.**" Any Person who at the time is a record holder or record owner of units of equity in the SPV. "Members" means two or more Persons when acting in their capacities as Members of the SPV.

"**Membership Interest.**" The interest of a Member in the SPV, including, without limitation, interests in items of income, gain, loss, deduction, and credit, rights to distributions (liquidating or otherwise), allocations, information, and to consent to or approve actions by the SPV, all in accordance with the provisions of this Agreement and the Act.

"**Offering**" The offering of securities by the Issuer through the SPV exempt from registration under the Securities Act of 1933 pursuant to section 4(a)(6) thereof (the "Crowdfunding Exemption") and 17 C.F.R. § 270.3a-9 of the Investment Company Act of 1940.

"**Percentage Interest.**" The number of units held at a particular time by a Member, divided by the number of units then held by all Members, expressed as a percentage.

"**Person**" A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association, or other legal entity or organization.

ARTICLE II—ORGANIZATION

2.01.   Principal Place of Business; Other Offices. The principal place of business of the SPV shall be the same as the principal place of business designated for the Issuer.

2.02.   Purpose. The SPV is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued only by the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The SPV is not authorized to borrow money and must use the proceeds from the sale of its Membership Interests solely to purchase a single class of securities of the Issuer pursuant to the Offering.

ARTICLE III - ADMINISTRATOR

3.01.   Appointment of Administrator. Each Member hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC, and its assignee or designee, to act as the Administrator for the SPV and to execute and deliver or accept on behalf of the SPV and each Member any document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Offering. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. The Administrator agrees to act as the Administrator of the SPV to the extent provided in this Agreement.

3.02.   Nature of Duties.

1.   (a)   The Administrator shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrator shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Member.

2.   (b)   The function and duty of the Administrator shall be: (i) to execute any document or instrument on behalf of the SPV; (ii) to enforce the rights and remedies of the SPV upon written direction from the Required Members (as defined below); and (iii) to make distributions to the Members in an amount consistent with the terms and conditions of this Agreement, the Offering, and the Issuer Organizational Documents.

3.   (c)   In connection with any exercise of a right or remedy directed by the Required Members, the Administrator shall have the power, on behalf of each Member, to pursue such remedies as may be available by law and pursuant to this Agreement and to settle the claims of each Member on such terms as is instructed by the Required Members, subject to the other provisions of this Agreement. The Administrator may pursue such remedies without naming the Members as parties.

4.   (d)   The Administrator takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Offering or the Issuer Organizational Documents.

5.   3.03   Instructions from the Members. Subject to Section 7.02, the Administrator agrees, upon the written request of the Members holding at least a majority of the then outstanding amount of Membership Interests (the "**Required Members**"), to take or refrain from taking any action of the type specified as being within the Administrator's rights, powers or discretion herein, provided that the Administrator shall not be required to take any action which exposes the Administrator to personal liability or which is contrary to this Agreement, the Issuer Organizational Documents, or applicable Law. Additionally, Administrator shall have no obligation to comply with instructions from the Required Members to initiate or continue a proceeding without sufficient funds being made available in advance to Administrator to cover the Administrator's out-pocket-expenses, including, but not limited to, filing fees and costs and attorneys fees and costs, required to initiate or continue such proceedings. Any action taken or failure to act pursuant to such instructions shall be binding on the Members. No Member shall have any right of action whatsoever against the Administrator as a result of the Administrator acting or refraining from acting hereunder in accordance with the instructions of the Required Members, or in the absence of such instructions, in the absolute discretion of the Administrator. Members acknowledge and agree to electronic communications by and between the Members and the Administrator and any Member's failure to affirmatively instruct the Administrator within the time prescribed by Administrator shall be deemed as the Member's consent to the action or inaction taken by the Administrator.

6.   3.04   Nonrecourse Liability. The Administrator shall not be liable to any Member for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other document or instrument, unless caused by Administrator's own willful misconduct.

3.05   Reimbursement and Indemnification of Administrator by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrator harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrator, in its capacity as such, in any way relating to or arising out of this Agreement, the Offering, the Issuer Organizational Documents, or any other document or instrument; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrator's willful misconduct.   The Issuer hereby acknowledges and agrees that it is solely responsible for funding or reimbursing the expenses associated with the formation, operation, or winding up of the SPV, including any amounts payable to the Administrator hereunder.

7. 3.06 Calculations. In the absence of willful misconduct, each Member acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Member whether in respect of the Membership Interests, fees or any other amounts due to the Member under this Agreement. In the event an error in computing any amount payable to any Member is made, the Administrator, the Issuer and each affected Member shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE IV—MEMBERSHIP INTERESTS

4.01.   Members. The Members of the SPV and their respective Membership Interests are identified in the books and records of the Administrator. Any Person acquiring a Membership Interest shall be deemed to have executed this Agreement and shall be bound by the terms of this Agreement.

4.02.   Authorized Membership Interests. The aggregate Membership Interests in the SPV shall be as set forth in the Offering and shall in all respects satisfy the following conditions:

(a)   Issuance of only one class of securities in one or more offerings under Regulation Crowdfunding in which the SPV and the Issuer are deemed to be co-issuers under the Securities Act (15 U.S.C. 77a et seq.);

(b)   Maintains a one-to-one relationship between the number, denomination, type and rights of Issuer's securities the SPV owns and the number, denomination, type and rights of the SPV securities outstanding

4.03.   Record Holders. The SPV shall be entitled to treat the Person in whose name any units of the SPV stand on the books of the SPV as the absolute owner thereof, and as a Member of the SPV holding the Membership Interest evidenced by those units. The SPV shall not be bound to recognize any equitable or other claim to, or interest in, such unit or units on the part of any other Person, whether or not the SPV has express or other notice of any such claim.

4.04.   Transfers and Assignments.   Each Member is acquiring its Membership Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Membership Interest (or any distributions received from the SPV in whole or in part), and each Member agrees that it will not sell or otherwise transfer the Membership Interest unless in compliance with (a) Regulation Crowdfunding and other applicable securities laws, and (b) the terms and conditions of this Agreement.

4.05.   Lack of Authority. A Member, as such, shall not have the authority or power to act for or on behalf of the SPV or otherwise bind the SPV in any way.

ARTICLE V—FINANCIAL AND TAX MATTERS

5.01.   Investments. The Administrator shall keep a record of the investments made by the Members. A Member shall not be required to make any investment to the SPV not specifically agreed to in record form between the Member and the SPV.

5.02.   Return of Investments. A Member is not entitled to the return of any part of the Member's investment, or to be paid interest in respect of the Member's investment. An unrepaid investment is not a liability of the SPV or of any Member.

5.03.   Profits and Losses. At all times while there is more than one Member, items of income, gain, loss, deduction, and credit shall be allocated to the Members in accordance with Percentage Interests, except as otherwise provided in the Issuer Organizational Documents.

5.04.   Distributions. Distributions shall be made consistent with the terms and conditions set forth in the Offering and the Issuer Organizational Documents, maintaining a one-to-one relationship between the number, denomination, type and rights of Issuer securities the SPV owns and the number, denomination, type and rights of Membership Interests outstanding.

5.05.   Tax Returns. The Issuer shall arrange for the preparation of all tax returns required to be filed for the SPV. Each Member shall be entitled to receive, upon written request, copies of all federal, state, and local income tax returns and information returns, if any, that the SPV is required to file. All information needed by the Members during the applicable taxable year for income tax purposes shall be prepared by the Issuer's accountants and furnished to each such Person after the end of each taxable year of the SPV. Each Member shall report consistently with the partnership information returns of the SPV, as filed. The fiscal year-end for the SPV shall be the same as the Issuer.

5.06.   <u>Tax Elections</u>. Any Tax Elections to be made shall be made at the direction of the Issuer.

ARTICLE VI—MANAGEMENT

6.01.   <u>Power and Authority of the Members</u>.

(a)   Management of the business and affairs of the SPV shall be vested in the Members. The SPV may act only by actions taken by or under the direction of the Required Members in accordance with this Agreement. The Members shall have all rights and powers to direct the SPV to assert the rights under applicable State and Federal law that the Member would have if he, she, they, or it had invested directly in the Issuer.

(b)   <u>Binding Effect of Actions</u>. Each Member shall be bound by, and hereby consents to, any and all actions taken and decisions made by the Required Members in accordance with the terms of this Agreement.

ARTICLE VII— MEMBERS

7.01.   <u>Voting Rights of Members</u>. Voting rights of the Members shall be determined by reference to the voting rights of the SPV as an equity holder of record of the Issuer, maintaining a one-to-one relationship between the number, denomination, type and rights of Issuer securities the SPV owns and the number, denomination, type and rights of Membership Interests outstanding. The SPV, through the Administrator, shall seek instructions from the Members with regard to:

(a)   The voting of the Issuer securities the SPV holds and will vote the Issuer securities only in accordance with the instructions of the Required Members; and

(b)   Participating in tender or exchange offers or similar transactions conducted by the Issuer and will participate in such transactions only in accordance with the instructions given by the Required Members.

7.02.   <u>Action by the Members</u>. Except as otherwise provided in the Act or the Issuer's Organizational Documents, the Required Members shall be determined by reference to the Members holding at least a majority of the then outstanding amount of Membership Interests entitled to vote. Whenever any action is to be taken by vote of the Members, it shall be authorized upon receiving the vote of the Required Members. Subject to this section, each Member has the right to direct the SPV to assert the rights under State and Federal law that the Member would have if he, she, they, or it had invested directly in the Issuer.

7.03.   <u>Liability of Members</u>. A Member shall not be personally liable, by way of contribution or otherwise, for a debt, obligation, or other liability of the SPV solely by reason of being or acting as a Member.

ARTICLE VIII—DISSOLUTION, LIQUIDATION, AND TERMINATION

8.01.   <u>Dissolution</u>. The SPV shall dissolve, and its affairs shall be wound up, upon the dissolution and winding up of the Issuer. The Issuer shall be solely responsible for all expenses and costs incurred in connection with the Dissolution.

ARTICLE IX—GENERAL PROVISIONS

9.01.   <u>Disclosures</u>.

(a)   The Issuer shall provide to the SPV all disclosures and other information required under Regulation Crowdfunding and the SPV, through the Administrator, shall promptly provide such disclosures and other information to the Members; and

(b)   The SPV, through the Administrator, shall provide to each Member any information that the SPV receives from the Issuer as an equity holder of record of the Issuer.

9.02.   <u>Entire Agreement</u>. This Agreement constitutes the entire Agreement among the Members, the SPV, the Issuer, and the Administrator with respect to the subject matter hereof and supersedes all prior Agreements, express or implied, oral or written, with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof. It is the intention of the Members, the SPV, the Issuer, and the Administrator that this Agreement be construed in a manner that results in compliance with Regulation Crowdfunding and 17 C.F.R. § 270.3a-9 of the Investment Company Act of 1940.

9.03.   <u>Amendment</u>. This Agreement may be amended from time to time only in writing upon instruction of the Required Members and only with the consent of the Issuer.

9.04.   <u>Binding Effect and Rights of Third Parties</u>. This Agreement has been adopted to govern the operation of the SPV and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors, and assigns.

9.05. <u>Governing Law</u>. This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the State in which the SPV has been formed, without reference to the conflicts of laws rules of that or any other jurisdiction, except that federal laws shall also apply to the extent relevant.

9.06. <u>Severability</u>. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, unenforceable to any extent, or in violation or conflict with the Crowdfunding Exemption, including those provisions found in 17 C.F.R. § 270.3a-9, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

9.07. <u>Dispute Resolution</u>. All disputes arising under this Agreement are subject to the same dispute resolution and forum selection provisions, if any, contained in the Issuer Organizational Documents.

9.08. <u>Construction</u>. Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine, or neuter, and the number of any word includes the singular or plural. All references to articles and sections refer to articles and sections of this Agreement, and all references to annexes are to annexes attached hereto, each of which is made a part hereof for all purposes. The headings in this Agreement are for convenience only; they do not form a part of this Agreement and shall not affect its interpretation.

9.09. <u>Execution in Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same Agreement. A signed copy of this Agreement by facsimile, e-mail or other means of electronic transmission (including pdf) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.